Incorporated in England and Wales
Registered Number 7553802

ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

5 January 2012

Allied Gold Mining PLC ("Allied Gold" or "the Company")

December 2011 Quarter Group Production 31,181 ounces

Calendar 2011 Group Production 108,338 ounces

Allied Gold announces that it produced 31,181 oz in the three months to 31 December 2011, in line with its previous quarterly guidance, and 108,338 oz in calendar year 2011.

The Company provides the following brief overview of its December 2011 Quarter production performance, with a more detailed report presenting quarterly and annualised operating costs and margin metrics to follow later in the month.

Simberi (Papua New Guinea) - Production from the Simberi gold mine in PNG in the December Quarter was 12,387 ounces and 57,284 ounces for the year. As previously advised, the December Quarter performance also reflects three weeks of lost production in October due to a mill repair and preventative maintenance programme. Production throughput has returned to nameplate levels, and in December the mine had among its best months for 2011 with 6,377 ounces produced. Mill head grade averaged approx 1.06g/t and recoveries remained consistent at around 87%.

Gold Ridge (Solomon Islands) - Production from the mine, which poured first gold in March 2011, was 18,794 ounces in the December quarter and 51,054 ounces for the 2011 year. The quarter was marked by continued processing of some remnant low grade ore in October and November from the Valehaichichi pit. In the month of December, the improved production of 7,315 ounces reflected blending from two pits and improved head grade (1.8 g/t) and recoveries of 76%, closer to the life of mine production rates expected and an increase from below 70% for the previous quarter. The focus in the March 2012 Quarter will be to maintain grades and further improve recoveries whilst increasing mill availability through improvements to the crushing circuit.

Management Additions – Mr Johan Oelofse, formerly the Chief Operations Officer of Great Basin Gold, was appointed Allied Gold Group GM Operations to oversee the Simberi and Gold Ridge mines. Johan is a qualified mining engineer with over 30 years of experience in global mining projects. Further additions to the senior team are expected during the March 2012 Quarter as part of increasing the Company's management depth as it progresses its growth profile.

2012 Outlook – Allied Gold remains fully funded and on track to expand production during the second half of 2012 to a run rate of greater than 200,000 oz pa. The Company's production guidance for 2012 remains at approximately 180,000 oz pa, an increase of 160% from production in 2010.

For the March 2012 Quarter, production at Simberi is expected to be between 16,000 oz and 18,000 oz whilst the plant expansion activities continue. At Gold Ridge, the March 2012 quarter guidance is between 23,000 oz and 25,000 oz as recoveries continue to improve with increased tonnage, whilst the final construction to establish access to the Kupers and Dawson pits is completed.

Allied Gold Managing Director and Chief Executive Officer, Frank Terranova, comments: *"Significant progress has been made with our producing assets in the Solomon Islands and PNG, with 2011 having been an important year for investment. The ramp up to 200,000 oz pa remains on track and we are fully financed to deliver on this strategy. Ensuring the attraction and retention of a strong core team who can drive the Company throughout 2012 and beyond remains a priority, achieving the optimal blend of operational, corporate and exploration expertise. We look forward to providing more detail on the December Quarter performance later in January 2012."*

For further information, please contact:

Allied Gold Mining PLC (*Investor and Media*) - Simon Jemison
+61 418 853 922

RBC Capital Markets (*Joint Corporate Broker*) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (*Joint Corporate Broker*) - Jonathan Walker / Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (*Financial PR Advisor*) - Bobby Morse / James Strong / Cornelia Browne
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company. It is a FTSE250 and ASX 300 constituent and listed on the London Stock Exchange's Main Market, Toronto Stock Exchange and the Australian Securities Exchange with the symbol ALD. It owns 100% of the Simberi gold project located on Simberi Island, the northern most island of the Tabar Islands Group in the New Ireland Province of eastern PNG, and has a 100% interest in the Gold Ridge gold project located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is ramping up production and targeting a run rate of 200,000 oz pa during 2012.